Exhibit 99.1

Ellomay Capital Announces the Successful Closing of a €175 Million Facilities Agreement by
Talasol Solar, Replacing Previous Financing in the Amount of €121 Million

Tel-Aviv, Israel, January 21, 2022 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that Talasol Solar S.L. (“Talasol”), which owns a photovoltaic plant with installed capacity of 300MW in the municipality of Talaván, Cáceres, Spain and is 51% owned by the Company, achieved financial closing of the previously announced Facilities Agreement in the aggregate amount of €175 million provided by European institutional lenders (the “New Financing”).

Due to its gearing ratio, duration and the fact that a great majority of the financing is based on merchant revenues, the New Financing is first of a kind in the European PV sector for non-subsidized projects. The New Financing provides for the provision of a term loan facility in two tranches: (i) a term loan in the amount of €155 million for 22.5 years, and (ii) a term loan in the amount of €20 million for 21 years. The weighted average life of the New Financing is approximately 11.5 years, compared to an original weighted average life of 5.5 years of the original project finance of Talasol (the “Previous Financing”). The New Financing bears a fixed annual interest rate at a weighted average of approximately 3%, compared to a variable interest rate that was fixed at an average of approximately 3% by an interest rate swap contract in the Previous Financing.

The uses of the New Financing amount are as follows:

(1)	Prepayment of the outstanding €121 million amount of the Previous Financing;

(2)	Deposit of €6.9 million in Talasol’s bank account as a debt service fund;

(3)
Deposit of €10 million in Talasol’s bank account as security for a letter of credit to the PPA provider (the “PPA Security Fund”). The PPA Security Fund will be reduced by €1 million every year, up to a minimum amount of €3.5 million, which will be released at the expiration of the PPA;

(4)	Unwinding of the interest rate SWAP entered into in connection with the Previous Financing in an amount of €3.29 million;

(5)	Transaction costs in an amount of approximately €3 million; and

(6)	An expected special dividend to Talasol’s shareholders in an amount of approximately €31 million (the “Special Dividend”).

The expected Special Dividend, together with the regular dividend for the period ending in September 2021 in an amount of €5.3 million and the release of the contingent equity deposited by Talasol’s shareholders in connection with the Previous Financing in an amount of €4.3 million aggregates to a cash flow to Talasol’s shareholders in an amount of approximately €41 million, of which the Company’s expected share is approximately €20.9 million.

“We are very pleased with the refinancing of Talasol’s debt,” said Ran Fridrich, Ellomay’s CEO and a Board member. “The new financing is a game changer for the industry and for Talasol, representing an increase in the expected average DSCR from 1.3 to 1.7, which is expected to improve Talasol’s annual average free cash flow for distributions by approximately €3 million, to an annual average of approximately €3 million – during the remaining 9 years of the Talasol project’s PPA. The immediate funds received from the refinance and the improved cash flow in the coming 9 years are expected to significantly improve Talasol’s ability to distribute dividends to its shareholders, including the Company. I would like to thank our investment team that worked tirelessly and succeeded in obtaining and executing this landmark financing in a short time.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with installed capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively; and

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including delays in the distribution of funds to Talasol’s shareholders, the impact of the Covid-19 pandemic on Talasol and the Spanish energy market, changes in the market price of electricity and in demand, regulatory changes, technical and other disruptions in the operations of Talasol, as well as the risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. Furthermore, new risks and uncertainties emerge from time to time, and it is not possible for the Company to predict or assess the impact of every factor that may cause its actual results to differ from those contained in any forward-looking statements. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach
CFO
Tel: +972 (3) 797-1111
Email: hilal@ellomay.com